Exhibit (k)(3)

STONE RIDGE ASSET MANAGEMENT LLC

April 19, 2016

To the Trustees of:

Stone Ridge Trust V

510 Madison Avenue, 21st Floor

New York, NY 10022

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust V (the “Trust”), on behalf of its series Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) on this 19th day of April, 2016, we hereby notify you as follows:

1.

Through the one-year anniversary of the date the Fund commences investment operations, the Adviser agrees to pay or otherwise bear operating and other expenses of the Fund (including organizational and offering expenses, but excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest payments on borrowed funds, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of the Fund to 2.00% of the average daily net assets of the Fund.

2.

The Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment; provided, however, that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the fiscal year in which the Adviser reduced a fee or reimbursed an expense.

3.

During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)).

4.

We understand and intend that the Fund will rely on this undertaking in preparing and filing Pre- and Post-Effective Amendments to the registration statement on Form N-2 for the Trust and the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Managing Member

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust V, on behalf of its series, Stone Ridge Alternative Lending Risk Premium Fund

By:	/s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

Stone Ridge Alternative Lending Risk Premium Fund Expense Limitation Agreement Signature Page